File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 17, 2005

Vitro Reports Continued Sales Growth in All Business Units in 4Q04

San Pedro Garza García, Nuevo León, Mexico – March 17, 2005 – Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) ) one of the world's largest producers and distributors of glass products, today announced 4Q’04 un-audited results. Consolidated sales rose 2.1 percent YoY. Excluding Vitro Fibras (VIFISA) and Vitro American National Can (VANCAN), divested in March and September 2004, respectively, consolidated sales increased 6.6 percent. EBITDA at Glass Containers grew YoY 8.8 percent and 4.6 percent at Flat Glass. Consolidated EBITDA, however, fell YoY 10 percent with margins down 2 percentage points to 15.3 percent. On a comparable basis, consolidated EBITDA declined 2.0 percent, with margins down 1.3 percentage points to 15.3 percent.

Federico Sada, Chief Executive Officer, noted: “Our 2004 results reflect the effectiveness of the “Glass Focus” strategy. For the first time in 6 years, in a comparable basis, Vitro reported an increase in EBITDA.”

Alvaro Rodriguez, Chief Financial Officer, commented: “For the second consecutive quarter, on a comparable basis, all business units reported sales growth. Flat Glass sales for the quarter rose 5.4 percent YoY, with Glass Containers up 8.1 percent and 7.4 percent at Glassware.”

“This past year proved to be a turning point for Vitro. We achieved growth in sales and EBITDA and reduced our net debt. This is what the market wanted to see and we did it.”

“And as expected, Flat Glass turned in an excellent performance for the quarter with comparable EBITDA up by 24 percent YoY,” Mr. Rodriguez continued.

Mr. Rodriguez said, “In line with our glass strategy, in the last 16 months we divested three non-glass companies and with the exception of one small business, have clearly reached our goal. We will continue to concentrate resources on building our market position in the glass industry.”

Mr. Rodriguez commented, “But one of the most important achievements during 2004 was the reception Vitro received in the capital markets. The best evidence is that as of February of 2005, over the past 15 months, we raised close to a billion dollars in long-term funds in the international debt markets. On February 4, 2005 Vitro Envases Norteamerica, successfully issued US$80 million senior secured notes due 2011 that were close to three times oversubscribed. In an environment of increasing interest rates, the notes were placed at a 1.75 percentage points lower yield than the same notes issued last summer, evidence of the market’s growing confidence in Vitro. In addition, on February 24 we expect to close a US$150 million secured term loan at VENA with a five year maturity and a spread of 625 basis points over LIBOR. The proceeds will be used to pay down the outstanding amount of the original US$230 million loan at VENA. The result of these two transactions will be a significant reduction in Vitro’s cost of funds and an increase of the average life of debt to 4.4 years. ”

Mr. Rodriguez concluded, “When we reviewed our 2004 expectations, over a year ago, we told you that we would continue to strengthen our balance sheet, improve access to capital, focus on core businesses, selectively pursue niche markets, reduce costs and improve productivity. And we are delivering.”

All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for month by the end of month fix exchange rate published by Banxico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. The exchange rate as of October 31, 2004 was 11.5390, as of November 30, 2004 was 11.2373 and as of December 30, 2004 was 11.1495 pesos per US dollar. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated.

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Investor Relations Adrian Meouchi / Leticia Vargas Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. agency Alex Fudukidis / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 afudukidis@breakstoneruth.com Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

Consolidated Results

Sales

Consolidated net sales for 4Q’04 and fiscal year 2004 increased YoY 2.1 and 1.5 percent, respectively. Sales for the quarter rose at the company’s three business units, with increases of 0.5 percent, 2.2 percent and 7.2 percent at Flat Glass, Glass Containers and Glassware, respectively.

Domestic sales for the quarter decreased 3.1 percent YoY, while exports rose 2.8 percent. Sales by foreign subsidiaries increased 10.2 percent during the same period.

On a comparable basis, excluding Vitro Fibras, S.A. de C.V. (VIFISA) and Vitro American National Can, S.A. de C.V. (VANCAN), which were divested in March 2004 and September 2004 respectively, our consolidated net sales for the quarter increased YoY by 6.6 percent. At the business unit level, excluding VIFISA, sales at the Flat Glass business unit, increased 5.4 percent and excluding VANCAN, sales at the Glass Containers business unit, increased 8.1 percent YoY.

EBIT and EBITDA

Consolidated EBIT for the quarter decreased 31.2 percent YoY to US$28 million. The EBIT margin declined by 2.4 percentage points to 4.9 percent. On a comparable basis, excluding VIFISA and VANCAN, consolidated EBIT decreased 18.7 percent. For 2004, the EBIT margin decreased by only 1.4 percentage points. On a YoY comparison, EBIT margins continue to be negatively impacted by the increase in the cost of natural gas, packaging materials and the change on depreciation schedule for Container’s forming machines and molds.

In December 2004, the Company modified the depreciation and capitalization policy for molds, changing its useful life from 8 to 3 years. This generated an additional depreciation charge of approximately US$10.7 million. The change also produced additional capitalization of approximately US$4.9 million, representing a credit to the results of the Company. This modification is consistent with industry practices.

Consolidated EBITDA for the quarter was US$87 million, a YoY decrease of 10.0 percent. The EBITDA margin declined 2.0 percentage points YoY to 15.3 percent. On a comparable basis, excluding VIFISA and VANCAN, consolidated EBITDA for the quarter dropped 2.0 percent YoY, from US$88.5 million to US$87 million.

For 2004, EBITDA decreased 2.9 percent to US$353 million, from US$364 million in 2003. On a comparable basis, excluding VIFISA, VANCAN and Envases Cuautitlán, S.A. de C.V. (ECSA), which was divested in September 2003, EBITDA for 2004 increased 2.5 percent from US$335 to US$344. Despite the high energy prices, Vitro reported an increase in EBITDA from continuing operations, reflecting the effectiveness of the “Glass Focus” strategy. EBITDA margin for 2004 decreased 0.8 percentage points to 15.5 percent from 16.3 percent in 2003.

As expected, the largest contributor to the EBITDA margin reduction during 2004 was the increase in natural gas prices. Compared with 2003, the price of natural gas had a negative effect in energy costs in 2004 of approximately US$18 million. The Pet Coke project, as an alternative source of energy continues to produce savings that partially offset high energy prices and reduce Vitro’s dependence on natural gas, savings at the EBITDA level for the quarter and for the year totaled approximately US$2 million and US$5 million, respectively.

EBIT for the quarter at Flat Glass increased YoY 5.7 percent, while at Glass Containers and Glassware EBIT declined 3.8 and 67.4 percent, respectively. Excluding VIFISA, Flat Glass EBIT increased 36.7 percent. Excluding VANCAN, Glass Containers EBIT for the same period rose 13.8 percent.

During the quarter, EBITDA increased YoY 4.6 and 8.8 percent at Flat Glass and Glass Containers, respectively. Glassware EBITDA declined 52.8 percent during the same period. Excluding VIFISA, Flat Glass EBITDA for the quarter rose 24.3 percent. EBITDA for the quarter at Glass Containers, excluding VANCAN rose 14 percent.

During 2004 management successfully implemented several SG&A reduction measures. Excluding VIFISA, VANCAN and ECSA, SG&A as a percentage of sales and excluding distribution costs, decreased approximately 2 percentage points. The Company continues working on reducing SG&A.

Consolidated Financing Cost

Consolidated financing cost decreased to US$12 million, compared to US$44 million for the same quarter in 2003. This was mostly driven by a non cash foreign exchange gain of US$15 million compared to a non cash foreign exchange loss of US$17 million in 2003. During 4Q’04 the Mexican Peso experienced a 2 percent appreciation compared to a 2 percent depreciation in 4Q’03. This effect, although it’s a non cash item, had a positive effect in total financing cost.

During 2004, consolidated financing cost decreased 32.8 percent to US$119 million from US$177 million in 2003, as a result of a non cash foreign exchange loss of US$5 million compared to US$67 million in 2003. The increase in other financial expenses during the year was mainly due to the unwinding of derivative instruments.

Taxes

Accumulated accrued income tax was lower than in 2003 due to less fiscal taxes in our foreign subsidiaries during 2004. Deferred income tax for the quarter decreased compared to 4Q’03, due to a tax rate reduction, published by authorities, to 30 percent in 2005, 29 percent in 2006 and 28 percent in 2007, and beyond.

Consolidated Net Income

During the quarter, the Company recorded a consolidated net income of US$3 million, compared to a consolidated net loss of US$11 million in 4Q’03. This improvement resulted from both, lower deferred taxes during the quarter and lower financing cost due to a foreign exchange gain compared to a foreign exchange loss in 4Q’03, and the reduction of the tax rate mentioned earlier. For 2004, the Company recorded a consolidated net loss of US$1 compared to a consolidated net loss of US$34 in 2003 as a result mainly of a lower foreign exchange loss during this year.

Capital Expenditures (CAPEX)

Capital expenditures for the quarter totaled US$59 million, compared with US$44 million in 4Q’03. Flat Glass accounted for 20 percent or US$12 million, mainly invested in the repair of the VF1 furnace and the implementation of new platforms for the auto segment. Glass Containers accounted for 61 percent, or US$36 million, of total CAPEX invested during the quarter, which were mainly used in the addition of a cosmetic production line and maintenance purposes. Glassware invested US$5 million during 4Q’04, mainly for maintenance purposes.

Consolidated Financial Position

Consolidated gross debt as of December 31, 2004 totaled US$1,507 million, a QoQ decrease of US$11 million. As of year-end, Vitro Hold Co. had not fully applied the proceeds received from a US$230 million senior secured term loan due 2006 at Vitro Envases Norteamerica, S.A. de C.V. (“VENA”), its Glass Containers subsidiary, entered on September 24, 2004. Proceeds will be applied to pay down debt.

Net debt, which considers cash and cash equivalents, as well as cash collateralizing debt accounted for in other long term assets, decreased QoQ by US$32 million to US$1,227. On a YoY comparison net debt decreased US$21 million.

As of 4Q’04, the Company had a cash balance of US$279 million, of which US$254 million were recorded as cash and cash equivalents and US$25 million were classified as other long term assets. As of December 31, 2004, 16 percent of this cash balance was restricted. Restricted cash includes only cash collateralizing debt.

On February 4, 2005 the Company announced that its subsidiary VENA, successfully closed the issuance of US$80 million aggregate principal amount senior secured notes due 2011 (the “Notes”). The Notes were issued at a yield of 10.26 percent. This yield was 175 basis points lower than that of the same notes issued in the summer of 2004. The Notes constitute a further issuance of, and form a single series and will be fully fungible with, the 10.75 percent Senior Secured Guaranteed Notes due 2011 that were issued on July 23, 2004, in the aggregate principal amount of US$170 million. VENA used the proceeds of the US$80 million issue to repay a portion of the above mentioned US$230 million senior secured loan.

On February 24, 2005 the Company is expected to close a US$150 million senior secured term loan at VENA. The facility is secured, on a pari passu basis with the existing Notes and will have a maturity of 5 years with a spread of 625 basis points over LIBOR. The net proceeds from this loan will be used to pay down the outstanding amount of the original US$230 million loan agreement at VENA obtained on September 24, 2004. After the two transactions, VENA will lower its average cost of debt by approximately 2 percentage points.

On a pro-forma basis, with the reopening of the VENA Senior Notes and of the new VENA Senior Term Loan, Vitro’s average life of debt will be raised to 4.4 years from 3.8 years.

• The Company’s average life of debt as of 4Q’04 was 3.8 years compared with 4.0 years for 3Q’04 and 4Q’03
• Short term debt as of December 31, 2004 declined by US$107 million to 19 percent of total debt from 28 percent as of December 31, 2003. These amounts include current maturities of long term debt.
• Of the total short term debt, 34 percent of maturities are at the Holding Co. level.
• Revolving short-term debt, including trade related, accounted for 26 percent of total short-term debt. This type of debt is usually renewed within periods of 28 to 180 days.
• Current maturities of long term debt increased by 23 percent, or US$24 million, to US$127 million from US$103 as of September 30, 2004.
• Market debt is mostly short-term Euro Commercial Paper and “Certificados Bursátiles” that the Company uses on a regular basis to finance short-term needs and accounts for 30 percent of total short term debt.
• Approximately 70 percent of debt maturities due in 2006 are at the operating subsidiary level and are principally related to syndicated facilities and the VENA senior secured term loan.
• Market maturities during 2006 include medium-term notes denominated in UDI’s. Maturities for 2007 include the Senior Notes at the Holding Co. level.
• Market maturities from 2008, 2009 and thereafter, include the Senior Notes due 2011 at VENA, the “Certificados Bursátiles”, a Private Placement and the Senior Notes due 2013 at the Holding Co. level.
• The debt profile and schedule above have not yet been adjusted to reflect the recent VENA debt transactions discussed earlier in this release.

Cash Flow

During 4Q’04 the company posted negative net free cash flow of US$15 million compared with US$28 million in 4Q’03, mainly as a result of higher CAPEX required for maintenance of furnaces, less EBITDA for the quarter and a lower recovery of working capital.
During 2004, net free cash flow increased to US$19 million from a negative cash flow of US$13 million in 2003, principally as result of lower CAPEX due to fewer repair needs and a decline in net interest expense. In addition, working capital needs were higher than in 2003 as a result of an inventory investment at Glass Containers, as this business unit continues to replenish deployed inventory to achieve optimal service levels. Inventory also increased at Flat Glass in preparation for the VF1 furnace repair. Cash flow from operations mainly used to pay down debt amortizations.

Key Developments

Reopening of the VENA Senior Notes due 2011

On February 4, 2005 the Company announced that its subsidiary VENA, successfully closed the issuance of US$80 million aggregate principal amount senior secured notes due 2011 (the “Notes”). The Notes were issued at a yield of 10.26 percent. This yield was 174 basis points lower than that of the same notes issued in the summer of 2004. The Notes constitute a further issuance of, and form a single series and will be fully fungible with, the 10.75 percent Senior Secured Guaranteed Notes due 2011 that were issued on July 23, 2004, in the aggregate principal amount of US$170 million. VENA used the proceeds of the US$80 million issue to repay a portion of the above mentioned US$230 million senior secured loan.

VENA Senior Secured Term Loan at VENA

On February 24, 2005 the Company is expected to close a US$150 million senior secured term loan at VENA. The facility is secured, on a pari passu basis with the existing Notes and has a maturity of 5 years with a spread of 625 basis points over LIBOR. The net proceeds from this loan will be used to pay down the outstanding amount of the original US$230 million loan agreement at VENA obtained on September 24, 2004. After these two transactions, VENA will lower its average cost of debt by approximately 2 percentage points.

On a pro-forma basis, with the reopening of the VENA Senior Notes and the issuance of the VENA senior secured term loan, Vitro’s average life of debt will be raised to 4.4 years from 3.8 years.

Flat Glass

(48 percent of LTM Consolidated Sales)

Sales

Flat Glass sales increased YoY 0.5 percent to US$269 million from US$267 million. On a pro-forma basis, excluding VIFISA which was divested on March, 2004, sales increased 5.4 percent.
Sales at the Mexican float glass operation, excluding Vitro AFG, rose YoY 7.5 percent during the quarter, mainly driven by an increase volumes sold to the automotive industry as well as higher export volumes of float glass.
On a QoQ basis prices in the construction segment increased for the first time in 11 quarters reflecting a change in market dynamics.
Automotive sales rose YoY 5.8 percent, with a 1 percent increase in volume and an average 2 percent price increase. The higher average price reflects the positive impact of the new OEM platforms on the product mix.
• Total OEM sales rose 9 percent, with volume up 10 percent driven by new platform contracts.
• Auto Glass Replacement (“AGR”) domestic sales increased 11 percent, with a combination of volume and price increases.
• AGR export sales declined 10 percent, mainly driven by a reduction of both prices and volume. Volume reduction was influenced by the trend of insurance companies to repair rather than replace windshields, as well as less demand.

Foreign Subsidiaries sales increased YoY 10.4 percent to US$141 million from US$128, mainly driven by higher sales at the Spanish subsidiary, which during 4Q’04 started to reflect sales related to recently won new monumental construction contracts.

EBIT & EBITDA

EBIT increased 5.7 percent YoY, to US$22 million from US$21 million in 4Q’03. During the same period, EBITDA increased 4.6 percent to US$38 million from US$37 million. On a comparable basis, excluding VIFISA, EBITDA increased 24 percent.

EBITDA margins at Flat Glass increased to 14.3 percent from 13.7 percent in 4Q’03. On a comparable basis, excluding VIFISA, EBITDA margins rose to 14.3 percent from 12.1 percent. The increase in margins was mainly driven by higher volume of float glass sold to the automotive industry and export markets. The improvement in margins also reflects higher sales in new value added OEM platforms. Additional efforts made to reduce SG&A expenses also contributed to the improvement in margins.

On a QoQ basis, EBIT and EBITDA for the quarter increased 23.8 and 11.8 percent, respectively. This was mainly the result of the overall recovery in the flat glass market and operating efficiencies at Vitro.

Glass Containers

(40 percent of LTM Consolidated Sales)

Sales

Sales increased 2.2 percent YoY to US$229 million from US$224 million. On a comparable basis, excluding VANCAN which was divested on September, 2004, sales increased 8.1 percent.

The 3.8 percent YoY decline in Domestic sales was more than offset by the 14.7 and 9.7 percent increase in export and foreign subsidiaries sales, respectively.

Glass containers volume in the Domestic and Export Markets increased 13.6 and 2.3 percent respectively. The Fragrance segment (part of Cosmetics, Fragrances & Toiletries Segment “CFT”) was the main driver behind the YoY and QoQ volume and sales increase. Additionally, beer volume increased 74 percent YoY. Wine prices recorded a 12 percent YoY price increase due to a better sales mix. These factors more than offset the decline in sales experienced in the soft drink segment.

EBIT & EBITDA

EBIT declined 3.8 percent YoY to US$12 million from US$13 million in 4Q’03. In December 2004, the Company modified the depreciation and capitalization policy for molds, changing its useful life from 8 to 3 years. This generated an additional depreciation charge of approximately US$10.7 million. The change also produced additional capitalization of approximately US$4.9 million, representing a credit to the results of the Company. This modification is consistent with industry practices and the net effect was a reduction in EBIT of approximately US$6 million and an increase in EBITDA of US$5 million.
EBITDA increased 8.8 percent YoY to US$47 million from US$44, with EBITDA margin up to 20.7 percent from 19.5 percent in 4Q’03. Excluding VANCAN, EBITDA for the quarter rose YoY 14 percent. The margin improvement was principally driven by lower payroll and administrative expenses, and increased volumes and capacity utilization which optimized fixed cost absorption, more than offsetting higher energy, freight and packaging prices.

EBITDA from Mexican operations, which represents approximately 80 percent of total EBITDA of this business unit, rose approximately 50 percent YoY. However EBITDA for Comegua (Central America), the Soda Ash and Molds & Equipment operations were lower YoY.

Glassware

(10 percent of LTM Consolidated Sales)

Sales

Sales increased YoY 7.2 percent to US$62 million from US$58 million. This increase was mainly driven a 12.8 percent growth in domestic sales. Sales were affected by a weaker mix.

Export sales for the quarter dropped YoY 4.1 percent. The decline in the retail export market more than offset the growth in exports to Latin America and Europe.

Overall prices in 4Q’04 increased by approximately 4 percent and are expected to reflect a margin improvement during 2005.

EBIT & EBITDA

EBIT and EBITDA for 4Q’04 was US$2 million and US$6 million respectively, representing YoY decreases of 67.4 percent and 52.8 percent, respectively. EBITDA margins declined 12.6 percentage points to 10 percent during the same period. Weaker mix, resulting from higher low margin candleholder volumes and lower higher margin OEM volumes drove overall margins down.

EBIT and EBITDA for the quarter also continue to be negatively impacted by an increase in energy, packaging and freight costs. Higher capacity utilization, however, contributed to improved fixed costs absorption.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 17, 2005